CORPORATE OFFICE: PLOT NO. 90, SECTOR-32, GURGAON-122001 (HARYANA), INDIA
PHONE: +91-124-4135000 FAX: +91-124-4106490
E-mail: secretarial@ranbaxy.com

SEC:SE
27th April, 2007

BY AIR MAIL

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation Finance,
450, Fifth Street, N.W.
WASHINGTON, D.C.20549

07023660

RECEIVED

SUPPL

Dear Sir,

SUB: i) Listing Application
ii) Form No.2- Return of Allotment

RE: **12g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find copies of the following documents:

Listing Application	:	Filed with Stock Exchanges for Listing of 81,658 Equity Shares of Rs.5/- each allotted on 13.04.2007 under Employees Stock Option Scheme.
Form No.2-Return of Allotment	:	Filed with the Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Encl: As above

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues).

1.	Name of Company	**RANBAXY LABORATORIES LTD**
2.	New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3.	New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 13.04.2007 81,658 Equity Shares of Rs.5/ each As per statement attached.
4.	New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5.	New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE

RANBAXY LABORATORIES LTD. GURGAON

And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and	NOT APPLICABLE

RANBAXY LABORATORIES LTD.
GURGAON

underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: April 18, 2007

(S.K. PATAWARI)
COMPANY SECRETARY

RANBAXY LABORATORIES LTD. GURGAON

Annexure- A

(a) Offer price per share :

(i) **81,658 Equity Shares** :

a) Rs. 336.50 per share

13778 Equity Shares (inclusive of 5166 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 297.50 per share

20968 Equity Shares (inclusive of 7856 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 372.50 per share

21342 Equity Shares (inclusive of 7996 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 283.50 per share

24900 Equity Shares

e) Rs. 392.00 per share

670 Equity Shares

81658

RANBAXY LABORATORIES LTD. GURGAON

FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RANBAXY LABORATORIES LTD

(b). Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

3. *Date of allotment: 13/04/2007 (DD/MM/YYYY)

4.Shares allotted payable in cash

Class of shares ☐ Preference ☒ Equity

Class of Shares		Preference	Equity
Number of shares allotted			81,658
Nominal amount per share	(in Rs.)		5.00
Total nominal amount	(in Rs.)		408,290.00
Amount paid per share on application	(in Rs.)		5.00
Total amount paid on application	(in Rs.)		408,290.00
Amount due and payable per share on allotment (excluding premium)	(in Rs.)		0.00
Total amount paid on allotment (excluding premium)	(in Rs.)		0.00
Premium amount per share due and payable (if any)	(in Rs.)		228.74
Total premium amount due and payable (if any)	(in Rs.)		18,678,450.92
Premium amount paid per share (if any)	(in Rs.)		228.74
Total premium amount paid (if any)	(in Rs.)		18,678,450.92
Amount of discount per share (if any)	(in Rs.)		0.00
Total discount amount (if any)	(in Rs.)		0.00

5. Shares allotted for consideration otherwise than in cash

Class of shares ☐ Preference ☐ Equity

Class of Shares	Preference	Equity
Number of shares allotted		
Nominal amount per share (in Rs.)		
Amount to be treated as paid-up on each share (in Rs.)		
The consideration for which such shares have been allotted		
(a).Property and assets acquired Description		
Amount (in Rs.)		
(b).Goodwill Description		
Amount (in Rs.)		
(c). Services (give nature of services) Description		
Amount (in Rs.)		
(d) Other items (to be specified) Description		
Amount (in Rs.)		

6. Bonus shares issued

(a) Number of bonus shares ☐

(b) Nominal amount per share (in Rs.) ☐

(c) Amount to be treated as paid-up per share (in Rs.) ☐

7(a). Total nominal value of equity shares issued including the present allotment (in Rs.) 1,864,302,395.00

(b). Total nominal value of preference shares issued including the present allotment (in Rs.) 0.00

8 (a). Date of passing the special resolution authorising issue under section 81 29/06/2000 (DD/MM/YYYY)

(b). Service request number (SRN) of Form 23

Attachments

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract, if any, for allotment of shares for consideration otherwise than in cash [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

- all-13.04.2007.pdf
- ESOP-RES-13.04.07.pdf
- AGM-RES-2000.pdf
- AGM Res.2003.pdf

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary of the company Sushil Kumar Patawari

CERTIFICATE

It is hereby certified that I have verified the above particulars from the books of account and records of M/s RANBAXY LABORATORIES LTD and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

END